

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Via E-mail
James H. Moore
Chief Financial Officer and Treasurer
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201

> **Re: Mines Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Supplemental Response submitted January 7, 2013**
> **File No. 001-32074**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

1.   We note your response to comment 1 from our letter dated December 18, 2012. Given that your current operations are limited to exploration activities, and that on April 5, 2012 you entered into the Earn-in Exploration Agreement with La Estrella whereby you could acquire 75% of the La Estrella property by expending $5 million on exploration activities, it is our view that the Earn-in agreement is material. Please confirm that you will file the agreement with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Deborah Friedman
Davis, Graham and Stubbs LLP